Exhibit 4.1

DESCRIPTION OF COMMON UNITS

REGISTERED UNDER SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description of the common units of Mid-Con Energy Partners, LP (the “Partnership”) is a summary and does not purport to be complete.  The description is subject to, and qualified in its entirety by, reference to the Partnership’s Certificate of Limited Partnership (the “Certificate of Limited Partnership”) and First Amended and Restated Agreement of Limited Partnership (as amended, the “LP Agreement”), each of which are incorporated as an exhibit to the Annual Report on Form 10-K, of which this Exhibit 4.1 is a part.  We encourage you to read the Certificate of Limited Partnership, the LP Agreement and the applicable provisions of the Revised Uniform Limited Partnership Act of the State of Delaware, Chapter 17 of Title 6 of the Delaware Code (the “Delaware Act”), for additional information.

Number of Units

As of December 31, 2019, there were 30,824,291 outstanding common units representing limited partner interests in the Partnership (the “Common Units”). Our general partner, Mid-Con Energy GP, LLC, a Delaware limited liability company (the “General Partner”), owned 360,000 units as of December 31, 2019.

Under the LP Agreement, the Partnership may issue additional equity interests in the Partnership for any Partnership purpose at any time and from time to time for such consideration and on such terms and conditions, including additional Common Units and units that are senior to the Common Units in right of distribution, liquidation and voting (collectively, the “Preferred Units”), as the General Partner in its sole discretion shall determine, all without approval of any limited partners.

Listing

The Common Units are listed on the NASDAQ Global Select Market under the symbol “MCEP.”

Distribution Rights

The LP Agreement requires us to distribute all of our available cash on a quarterly basis, subject to the distribution rights of any outstanding Preferred Units. Our available cash is our cash on hand at the end of a quarter after the payment of our expenses and the establishment of reserves for future capital expenditures and operational needs, including cash from working capital borrowings.

As of December 31, 2019, cash distributions to the holders of our Common Units continued to be indefinitely suspended. Our credit agreement stipulates written consent from our lenders is required in order to reinstate Common Unit distributions. Management and the Board will continue to evaluate, on a quarterly basis, the appropriate level of cash reserves in determining future distributions. The suspension of Common Unit cash distributions is designed to preserve liquidity and reallocate excess cash flow towards capital expenditure projects and debt reduction to maximize long-term value for our unitholders. There is no assurance as to future cash distributions since they are dependent upon our projections for future earnings, cash flows, capital requirements, financial conditions and other factors.

Limited Voting Rights

The General Partner manages us and operates our business.  Unlike stockholders of a corporation, our unitholders have only limited voting rights on matters affecting the Partnership.  Our unitholders have no right to elect the General Partner or its Board of Directors on an annual or other continuing basis.  The General Partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding Common Units, including any Common Units owned by the General Partner and its affiliates (“Unit Supermajority”).

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Certain amendments to the LP Agreement may be made by the General Partner without the approval of any limited partner.  Certain other amendments to the LP Agreement require the approval of a majority of the outstanding Common Units (“Unit Majority”) including, but not limited to, a merger of the Partnership or the sale of all or substantially all of the Partnership’s assets, dissolution of the Partnership upon the election of the General Partner and continuation of the Partnership’s business upon dissolution.

Except for the transfer by the General Partner of all, but not less than all, of its general partner interest to: (i) an affiliate of the General Partner (other than an individual); or (ii) another entity as part of the merger or consolidation of the General Partner with or into another entity or the transfer by the General Partner of all or substantially all of its assets to another entity, the General Partner may not transfer all or any part of its general partner interest to another person prior to December 31, 2021, without the approval a Unit Majority, excluding Common Units held by the General Partner and its affiliates (including Charles R. Olmstead, Jeffrey R. Olmstead and Mid-Con Affiliate1).  Prior to December 31, 2021, the approval of a Unit Majority, excluding Common Units held by the General Partner and its affiliates, is required in most circumstances for the withdrawal of the General Partner in a manner that would cause a dissolution of the Partnership.

No amendment to the LP Agreement may (i) enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or (ii) enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to the General Partner or any of its affiliates without the consent of the General Partner, which consent may be given or withheld in its sole discretion.

The provision of the LP Agreement preventing the amendments having the effects described in any of the clauses in the immediately preceding paragraph can be amended upon the approval of the holders of at least 90% of the outstanding units (including units owned by the General Partner, the General Partner’s affiliates and Yorktown2) or upon receipt of a written opinion of counsel acceptable to the General Partner to the effect that such amendment will not affect the limited liability of any limited partner under the Delaware Act.

If any person or group other than the General Partner, its affiliates and Yorktown acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights with respect to all of such partnership interests. This loss of voting rights does not apply to any person or group that acquires partnership interests directly from the General Partner or its affiliates and any transferees of that person or group approved by the General Partner or to any person or group who acquires partnership interests with the prior approval of the Board of the General Partner.

Merger, Consolidation, Sale or Other Disposition of Assets

A merger or consolidation of us requires the prior consent of the General Partner. However, the General Partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any duty (including any fiduciary duty) or obligation whatsoever to us or our limited partners, including any duty to act in good faith and in the best interest of us or our limited partners.  In addition, the LP Agreement generally prohibits the General Partner, without the prior approval of a Unit Majority, from causing us, among other things, to sell, exchange or otherwise dispose of all or substantially all of our and our subsidiary’s assets (taken as a whole) in

[1]	For purposes of this Exhibit, “Mid-Con Affiliate” refers to Mid-Con Energy III, LLC, and its subsidiaries, which is an affiliate of the General Partner.
[2]

For purposes of this Exhibit, “Yorktown” collectively refers to Yorktown Partners, LLC, Yorktown Energy Partners VI, LP, Yorktown Energy Partners VII, LP, Yorktown Energy Partners VIII, LP, Yorktown Energy Partners IX, LP, and/or Yorktown Energy Partners X, LP.

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a single transaction or a series of related transactions, including by way of merger, consolidation or other combination or sale of ownership interests of our subsidiary.

Removal of General Partner

The LP Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove the General Partner or otherwise change the management of the General Partner. In particular, the General Partner may not be removed except by a vote of a Unit Supermajority.

If the General Partner is removed without cause, the LP Agreement provides that, among other things, the General Partner will have the right to convert its General Partner interest into Common Units or receive cash in exchange for those interests.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the outstanding Common Units, the General Partner has the right, but not the obligation, to purchase all of the remaining Common Units at a purchase price not less than the then-current market price of the Common Units, as calculated pursuant to the terms of the LP Agreement.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and it otherwise acts in conformity with the provisions of the LP Agreement, such limited partner’s liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital the limited partner is obligated to contribute to us for its Common Units plus its share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by our limited partners as a group: (i) to remove or replace the General Partner; (ii) to approve some amendments to the LP Agreement; or (iii) to take other action under the LP Agreement, constituted “participation in the control” of our business for the purposes of the Delaware Act, then our limited partners could be held personally liable for our obligations under Delaware law, to the same extent as the General Partner.

Eligible Holders and Redemption

The General Partner may request that a transferee of Common Units certify that such transferee is an Eligible Holder.  “Eligible Holder” means (i) a citizen of the United States; (ii) a corporation organized under the laws of the United States or any state thereof; (iii) a public body of the United States, including a municipality of the United States; (iv) an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof; or (v) a limited partner whose nationality, citizenship or other related status would not, in the determination of our general partner, create a substantial risk of cancellation or forfeiture of any property in which we or our subsidiary has an interest.

For the avoidance of doubt, onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof.

Common Units held by persons who the General Partner determines are not Eligible Holders will be subject to redemption.  If, following a request by the General Partner, a transferee or unitholder, as the case may be, does not properly complete a recertification for any reason, we will have the right to redeem the Common Units held by such

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person at the then-current market price of the Common Units held by such person.  The redemption price will be paid in cash or by delivery of a promissory note, as determined by the General Partner.

Registration Rights

Under the LP Agreement, the General Partner and its affiliates as of the date of our initial public offering (including Charles R. Olmstead, Jeffrey R. Olmstead, Mid-Con Affiliate and Yorktown) have the right to cause us to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), and applicable state securities laws any Common Units or other partnership interests proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. In addition, the General Partner and its affiliates as of the date of our initial public offering (including Charles R. Olmstead, Jeffrey R. Olmstead, Mid-Con Affiliate and Yorktown) have the right to include such securities in a registration by us or any other unitholder, subject to customary exceptions. These registration rights continue for two years following the withdrawal or removal of the General Partner and for so long as is required for the holder to sell all of the partnership interests with respect to which it has requested registration during such two-year period. In addition, we are restricted from granting any superior piggyback registration rights during this two-year period. We will pay all expenses incidental to the registration, excluding underwriting fees and discounts. In connection with any registration of this kind, we will indemnify the unitholders participating in the registration and their officers, directors and controlling persons from and against specified liabilities, including under the Securities Act or any applicable state securities laws.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the Partnership, we will first apply the proceeds of liquidation to the payment of our creditors and the liquidator in the order of priority provided in the LP Agreement and by law. Thereafter, we will distribute any remaining proceeds to our unitholders and the General Partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.  The holders of the Preferred Units would have the right to receive proceeds from any liquidation, winding-up or dissolution before the holders of the Common Units.

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